Drew S. Williamson

T: +1 415 693 2199

dwilliamson@cooley.com

March 3, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	TriNetGroup, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 13, 2014
File No. 333-192465

Dear Ms. Ransom:

On behalf of TriNet Group, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated February 26, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). We are also electronically transmitting for filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). We are also sending the Staff a hard copy of this letter and the Amended Registration Statement, including a version marked to show changes to Amendment No. 2 to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Registration Statement.

Prospectus Summary, page 1

1.	We note your response to comment 1 in our letter dated January 24, 2014. Please clearly state in your registration statement that you believe you are a leading provider of comprehensive human resource solutions due to your size, your presence in the United States and Canada and the number of employers and employees you serve.

In response to the Staff’s comment, the Company has revised pages 1, 49 and 87 of the Amended Registration Statement to include the requested disclosure.

Consolidated Financial Statements, page F-1

2.	Please update the financial statements included in the filing to include your audited financial statements as of and for the year ended December 31, 2013 and unaudited pro forma combined financial information for the year ended December 31, 2013. In addition, please update the financial information included elsewhere in the prospectus to reflect the updated financial information. Refer to Rule 3-01 of Regulation S-X.

In response to the Staff’s comment, the Company has included the audited financial statements as of and for the year ended December 31, 2013 and the unaudited pro forma combined financial information for the year ended December 31, 2013 in the Amended Registration Statement.

Item 17. Undertakings, page II-4

11.	We note your response to comment 11 in our letter dated January 24, 2014, and we reissue that comment in its entirety. With respect to the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K, while we understand that the company is relying on Rule 430A in connection with this offering, the undertaking is applicable to offerings that may now, or in the future, also rely on Rule 430C. In addition, although the Item 512(a) undertakings relate to Rule 415 offerings, the undertaking in Item 512(a)(6) also is applicable to registration statements that relate to non-Rule 415 offerings. Please refer, by analogy, to Question 229.01 of our Securities Act Rules Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised page II-4 of the Amended Registration Statement to include the undertakings set forth in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

*    *    *

Please contact me at (415) 693-2199 or Jodie M. Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Andrew S. Williamson

Andrew S. Williamson

cc:	Burton M. Goldfield, TriNet Group, Inc.
William Porter, TriNet Group, Inc.
Gregory L. Hammond, TriNet Group, Inc.
Jodie M. Bourdet, Cooley LLP
Gordon K. Davidson, Fenwick & West LLP
Daniel J. Winnike, Fenwick & West LLP
Pieter Theron, Ernst & Young LLP